1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

April 5, 2018

VIA EDGAR

Ms. Deborah O’Neal Johnson

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)
(Securities Act File No. 333-92935 and
Investment Company Act File No. 811-09729)
Post-Effective Amendment No. 1,864

Dear Ms. O’Neal Johnson:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 1,864 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of iShares MSCI USA Small-Cap ESG Optimized ETF (the “Fund”), a series of the Trust.

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Trust on February 23, 2018. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus (the “Prospectus”) unless otherwise defined in this letter.

Comment 1:    Please consider whether acquired fund fees and expenses (“AFFE”) should be added to the list of exclusions from the Fund’s unitary fee.

Response:    The Fund does not, at present, expect to incur AFFE.

Comment 2:    Please provide a completed fee table and example to the Staff at least one week prior to the filing becoming effective.

Response:    As requested, the Trust has supplementally provided a completed fee table and example at least one week prior to the filing’s becoming effective.

Comment 3:    In the “Principal Investment Strategies” and the “More Information About the Fund” sections, please provide additional information about the key environmental, social and governance issues that the Index Provider monitors. Additionally, the Staff asks that the Trust provide an example of a “very severe business controversy” as used in the “Principal Investment Strategies” section.

Securities and Exchange Commission

April 5, 2018

Response:    The Trust has revised the “Principal Investment Strategies” section to include additional information about the key ESG issues the Index Provider evaluates. The relevant paragraph will read as follows:

For each industry, the Index Provider identifies key ESG issues that can lead to substantial costs or opportunities for companies (e.g., climate change, resource scarcity, demographic shifts). The Index Provider then rates each company’s exposure to each key issue based on the company’s business segment and geographic risk and analyzes the extent to which companies have developed robust strategies and programs to manage ESG risks and opportunities. The Index Provider scores companies based on both their risk exposure and risk management. To score well on a key issue, the Index Provider assesses management practices, management performance (through demonstrated track record and other quantitative performance indicators), governance structures, and/or implications in controversies, which all may be taken as a proxy for overall management quality. Controversies, including, among other things, issues involving anti-competitive practices, toxic emissions and waste, and health and safety, occurring within the last three years lead to a deduction from the overall management score on each issue. Using a sector-specific key issue weighting model, companies are rated and ranked in comparison to their industry peers. Key issues and weights are reviewed at the end of each calendar year. Corporate governance is always weighted and analyzed for all companies.

As used in the paragraph above, “severe business controversy” refers to issues related to a company’s operations and/or products and possible breaches of global norms and conventions. The Index Provider identifies such issues and makes a determination as to their severity with respect to each company. The above paragraph lists specific kinds of controversies considered by the Index Provider, including, “among other things, issues involving anti-competitive practices, toxic emissions and waste, and health and safety.” The Fund’s Statement of Additional Information (“SAI”) has also been revised to include more detailed disclosure of the different kinds of controversies considered by the Index Provider as follows:

The index provider identifies key ESG controversies, including, among other things, issues involving: (i) the environment (e.g., biodiversity and land use, toxic emissions and waste, energy and climate change, water stress, non-hazardous operational waste, and supply chain management); (ii) human rights and communities (e.g., impact on local communities, human rights concerns, and civil liberties); (iii) labor rights and supply chains (e.g., child labor, collective bargaining and union, health and safety, discrimination and workforce diversity, and labor management relations); (iv) customers (e.g., anti-competitive practices, customer relations, privacy and data security, product safety and quality, and marketing and advertising); and (v) governance (e.g., bribery and fraud, governance structures, and controversial investments).

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Securities and Exchange Commission

April 5, 2018

Comment 4:    Please confirm whether the Underlying Index is currently concentrated in the industrials or technology sector.

Response:    The Trust confirms that the Underlying Index is not concentrated in the industrials or information technology sector as of March 16, 2018.

Comment 5:    Please provide a description of the market capitalization of the Fund’s investments in the “Principal Investment Strategies” section.

Response:    The Trust has added disclosure to the “Principal Investment Strategies” section of the Fund’s Prospectus to explain that the Parent Index represents the bottom 14% of the U.S. equity market (as determined by the Index Provider).

Comment 6:    Please include additional information on the quantitative process followed by the Index Provider.

Response:    The Trust has added the following disclosure to the “Index Description” section under “Construction and Maintenance of the Underlying Index” section of the Fund’s SAI:

Optimization is a quantitative process that considers the market capitalization weights from the Parent Index, ESG scores and additional constraints, including constraints around predicted tracking error, constituent weights, sector weights, and risk aversion, to select and weight the constituents of the Underlying Index.

Comment 7:    Please confirm whether the 90% investment policy of the Fund will enable the Fund to comply with Rule 35d-1 of the Investment Company Act of 1940 (“1940 Act”).

Response:    The Trust believes that the Fund’s 90% investment policy will enable the Fund to comply with Rule 35d-1 of the 1940 Act. The Trust notes that the Fund generally will invest at least 90% of its assets in the component securities of the Underlying Index. The Parent Index, of which the Underlying Index is a subset, will only be comprised of the small-cap segment of the U.S. market (as defined by MSCI).

Comment 8:    Please confirm that the risk factors listed in the Fund’s Prospectus were specifically tailored to the Fund (i.e. lost opportunities as a result of ESG investments).

Response:    The Trust confirms that the Fund’s prospectus includes risk factors specifically tailored to the Fund that discuss lost opportunities as a result of ESG investments. The Trust respectfully directs the Staff’s attention to the “ESG Investment Strategy Risk” in the “Summary of Principal Risks” section, which discloses that the Fund’s ESG investment strategy limits the types and number of investment opportunities available to the Fund and, as a result, the Fund may underperform other funds that do not have an ESG focus, or the Fund may invest in securities or industry sectors that underperform the market as a whole. Similarly, the “Asset Class Risk” in the “Summary of Principal Risks” section discloses that securities of companies that have positive or favorable ESG characteristics may underperform other securities.

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Securities and Exchange Commission

April 5, 2018

Comment 9:    Please confirm whether the Fund will be non-diversified at the time of launch and, if so, please disclose the Fund’s non-diversified status in the “Principal Investment Strategies” section.

Response:    The Fund will be launched as non-diversified. Further, the Trust believes that the inclusion of the Non-Diversification Risk in the “Summary of Principal Risks” section adequately discloses that the Fund is non-diversified. For this reason, the Trust respectfully declines to make the proposed change.

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Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Christy Chen
Dean Caruvana
George Rafal

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